Exhibit 99.1
Section 13(r) Disclosure

The disclosure reproduced below was initially included in the Form 10-K filed with the Securities and Exchange Commission (the “SEC”) by Travelport Limited with respect to the fiscal year ended December 31, 2013, in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As of the date Catalent Pharma Solutions, Inc. (the “Company”) filed its Form 10-Q for the fiscal quarter ended March 31, 2014 with the SEC, The Blackstone Group L.P. (“Blackstone”) and Travelport Limited had not yet filed their quarterly reports on Form 10-Q for such period. Therefore the disclosures reproduced below do not include information for the fiscal quarter ended March 31, 2014. Travelport Limited may be considered an affiliate of Blackstone, and therefore an affiliate of the Company. The Company did not independently verify or participate in the preparation of any of these disclosures.

“As part of our global business in the travel industry, we provide certain passenger travel-related GDS and airline IT services to Iran Air. We also provide certain airline IT services to Iran Air Tours. All of these services are either exempt from applicable sanctions prohibitions pursuant to a statutory exemption permitting transactions ordinarily incident to travel or, to the extent not otherwise exempt, specifically licensed by the U.S. Office of Foreign Assets Control. Subject to any changes in the exempt/licensed status of such activities, we intend to continue these business activities, which are directly related to and promote the arrangement of travel for individuals.

The gross revenue and net profit attributable to these activities in 2013 were approximately $592,000 and $435,000, respectively.”